Proxy Results - MuniVest Pennsylvania Insured Fund
Meeting Date: 12/15/2000
Record Date: 10/20/2000
As of: 8/4/2000

				Units Voted			Percentage of Total Outstanding Units Voted					Percentage of Total Units Voted

	Shares Needed	Outstanding	Votes Needed							Votes Received
Fund	To Pass	Shares	50% + 1	For	Against	Abstain	For	Against	Abstain	over 50% + 1	Proposal 1 (Trustees)	For	Against	Abstain

Proposal 1 - Common	2,020,593.000	4,041,184.000	2,020,593.000	2,101,797.000	32,849.000	112,546.000	52.01%	0.81%	2.78%	81,204.000		93.53%	1.46%	5.01%

Proposal 1 - Preferred	551.000	1,100.000	551.000	1,100.000	0.000	0.000	100.00%	0.00%	0.00%	549.000	Brackenridge	100.00%	0.00%	0.00%

Last Updated on 08/08/2000
By Win95 User